VIVINT SMART HOME, INC.

4931 North 300 West

Provo, Utah 84604

March 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs

Re:	Vivint Smart Home, Inc.
Amendment No. 2 on Form S-1 to Registration Statement on Form S-3
Filed March 30, 2020
File No. 333-236340 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vivint Smart Home, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, April 1, 2020 or as soon thereafter as is practicable. In this regard, the Registrant is aware of its obligations under the Act.

Please contact Igor Fert (212-455-2255) Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Fert by telephone when this request for acceleration has been granted.

VIVINT SMART HOME, INC.

By:	/s/ Dale R. Gerard
Name:	Dale R. Gerard
Title:	Chief Financial Officer

cc:	Vivint Smart Home, Inc.
Shawn J. Lindquist
Simpson Thacher & Bartlett LLP
Igor Fert
Mark Brod